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                                 EXHIBIT (a)(4)
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                              MORAGA CAPITAL, LLC
                         1640 School Street, Suite 100
                           Moraga, California  94556


December 12, 1995

Dear DeAnza Properties - X Investor:

         You may shortly receive a disparaging letter from the General Partner in which it advises you to reject the recent offer made by Moraga Capital LLC ("MCL") to purchase your units. In so doing, its cover letter neglects to inform you of the following:

         1) That, according to the General Partner, future distributions will be reduced to less than $40 per unit a year until a sale or refinancing of the Partnership's sole remaining property (the "Property") occurs;

         2) That the General Partner indicated to MCL it favors a three to five year additional holding period for the Property of which the General Partner would receive 25% of the increase in value for free;

         3) That another reason for the General Partner's desire for an extended holding period probably relates to the recent appointment of a management company owned by the son of the principal shareholder of the General Partner, as exclusive managing agent for the Property (as well as for another property owned by an affiliated partnership). For the 13 month period of August 18, 1994 through September 30, 1995, the Partnership paid his son's management company approximately $410,000 for managing its sole Property. To our knowledge, this contract was awarded without the benefit of any competitive review or bidding process by the General Partner;

         4) That a third reason for the extended holding period might be the "reimbursements" of approximately $350,000 paid by the Partnership to the General Partner and its affiliates for the 18 month period commencing January 1, 1994 and ending June 30, 1995;

         5) That the General Partner's estimate of unit value is based on an unrealistic and self-serving capitalization rate for the Partnership's sole remaining Property. If it had adopted the more industry-acknowledged 9% capitalization rate as recommended by the General Partner's own appraiser, its valuation would have been similar to that given by MCL.

         Fairness dictates that a balanced presentation of the facts be presented to you for your consideration in determining whether to hold on to your 17-year-old investment for an additional three years. In so doing, we thought you should consider some issues that the General Partner avoided mentioning in its cover letter but which undoubtedly affect the General Partner's "investment objectives" and which may have formed the basis of its recommendation. In this regard, perhaps the receipt of over $760,000 in fees and reimbursements during an 18-month period, the prospect of continued future exorbitant fees and reimbursements for overseeing one Property, and the windfall of 25% of the Partnership's future appreciation may have colored its judgment.

         Our offer provides you with $450 per unit today, rather than an indeterminate amount after an indefinite period in the future.

                                              Very truly yours,

                                              Moraga Capital, LLC

                                              By:    /s/ MICHAEL L. ASHNER
                                                     ---------------------------
                                                     Michael L. Ashner,
                                                     Member